

RECEIVED

FAX MESSAGE

2004 OCT -6 A 4:01

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



04045351

SUPPL

To:	Office of International Corporation Finance, SEC	Date:	4 October, 2004

At:	001 202 942 96 24	Ref:	Stock Exchange Announcement

From:	Secretariat	No. of pages (incl. this one)	3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Please find following a Stock Exchange Announcement recently released.

Secretariat

PROCESSED
OCT 0 6 2004
THOMSON
FINANCIAL

10/6

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: 01753 494000   Facsimile: 01753 494019



taking care of the essentials

4 October, 2004

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Share Buy-Backs – 28.9.04

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Regulatory Announcement

Go to market news section

Free annual report

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	16:53 28-Sep-04



taking care of the essentials

RNS Number:4440D
Centrica PLC
28 September 2004

Centrica plc

Repurchase of shares

Centrica plc announces that on 28 September 2004 it purchased for cancellation
850,000 of its ordinary shares at a price of 243.27p per share from Hoare
Govett's affiliate, ABN AMRO Equities (UK) Limited.

Enquiries
Kath Kyle Centrica plc   01753 494902

    Jeremy Thompson ABN AMRO Equities (UK) Limited   020 7678 8000

END